ITEM 77D/77Q1(B) - POLICIES WITH RESPECT TO SECURITIES INVESTMENTS:

Columbia Funds Series Trust II

Columbia Global Bond Fund

Effective July 1, 2014, the Fund made certain changes to its principal investment strategies including changing its policy with respect to investment of 80% of the Fund’s net assets to remove the requirement that 80% of the Fund’s net assets be invested in investment grade debt obligations, allowing the Fund to invest more than 20% of its net assets in below investment-grade fixed income securities (commonly referred to as “high yield securities” or “junk bonds”). Such revised policies are described in a supplement, dated May 2, 2014, to the Fund’s prospectus filed with the Securities and Exchange Commission on May 2, 2014, pursuant to Rule 497 under the Securities Act of 1933 (Accession No. 0001193125-14-179476), which is hereby incorporated by reference as part of the response to Items 77D and 77Ql of Form N-SAR.